April 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Division of Trading and Markets

100 F Street, NE

Washington, D.C. 20549

Re:    Pershing Square SPARC Holdings, Ltd./DE

Amendment No. 8 to the Registration Statement on

         Form S-1/A (the “Registration Statement”) Filed April 25, 2023

File No. 333-261376

Ladies and Gentlemen:

On behalf of Pershing Square SPARC Holdings, Ltd., a Delaware corporation (the “Company”), we are providing additional information with respect to a comment initially set forth as comment #8 in the SEC’s comment letter dated September 9, 2022, which we understand based on our discussions with the Staff of the Division of Corporation Finance remains outstanding with the Division of Trading and Markets.

The text of the Staff’s comment #8 from the comment letter dated September 9, 2022 has been included in this letter for your convenience and our response is set forth immediately below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

8.

We note disclosures throughout the prospectus that during the Holder Election Period the SPARs will be restricted from trading once an Election has been submitted, while other holders who have not made an Election will continue trading, and all trading will halt two days before the end of the Holder Election Period, and thereafter unless the company announces a decision not to proceed with the transaction during the Company Decision Period, at which time trading would resume. Please describe the mechanisms that will be used to enforce or release restrictions on trading of some or all of the SPARS during various periods in the company life cycle. Please also disclose any risks associated with these restrictions.

Response: The SPARs by their terms are not transferable (other than in very limited circumstances, such as by operation of law) or able to be elected to be exercised until the beginning of the “SPAR Holder Election Period”, a 20 business day period which occurs only after a post-effective amendment to the Registration Statement describing the terms of the proposed business combination has been declared effective by the SEC.

During the SPAR Holder Election Period, we expect that the SPARs will be traded on the OTCQX and may (at any time during the SPAR Holder Election Period) be elected to be exercised upon the closing of the business combination.

A second relevant period, the “Closing Period”, is a 10 business day period which occurs immediately following the SPAR Holder Election Period. During the Closing Period, the Company will assess whether a sufficient number of SPARs have been elected to be exercised that the Company has sufficient funding to satisfy the closing conditions set forth in the definitive agreement with respect to the business combination. If the conditions are satisfied and the transaction closes, SPARs that were elected to be exercised during the SPAR Holder Election Period (that is, SPARs that were elected to be exercised upon closing of the business combination) will be so exercised for common shares in the surviving corporation of the business combination.

Accordingly, we believe that there are only two periods that need to be addressed with respect to how SPARs will be treated with respect to restrictions on trading: the SPAR Holder Election Period and the Closing Period.1

Use of the DTC Rights Offering System (the “PSOP System”) to Process SPAR Elections During to the SPAR Holder Election Period

As an initial matter, we believe that the mechanisms for the trading and exercise of SPARs are very similar to the trading and exercise of a typical rights offering with a minimum contingency condition. Accordingly, we have worked with Continental Stock Transfer & Trust Company, as the Company’s transfer agent and SPAR rights agent (“Continental”), and the Depositary Trust Company (“DTC”) in connection with the transactions contemplated by the Registration Statement, who have confirmed that we will be able to utilize, for the purpose of SPAR holders’ electing to tender their SPARs and have them exercised upon closing of the business combination, the platform customarily used by DTC to handle ordinary course rights offerings, which is referred to as the “PSOP System.” We anticipate obtaining a rights CUSIP from the CUSIP Bureau with respect to the SPARs and using the PSOP System in connection with the election of SPARs.

The PSOP System is a platform administered by DTC that is used by DTC participants to submit elections on behalf of beneficial owners with respect to the exercise of a subscription right in a rights offering and make payment of the exercise price. At any time during the SPAR Holder Election Period, when a beneficial owner makes the decision to tender its SPAR(s) (that is, to elect to have such SPAR(s) exercised upon the consummation of the business combination), the beneficial owner will instruct its broker to tender such SPAR(s). The respective broker, in turn, (1) will submit the election of the SPAR(s) through the PSOP System, which will then be held in a DTC escrow “envelope” and pending further instructions from the issuer, and (2) will arrange for payment of the final exercise price with respect to elected SPARs to be paid from the beneficial owner to the broker, to the DTC payment processing platform, and to Continental as SPAR rights agent and subscription agent.2 We understand that DTC, with respect to rights offerings, in general, and the SPAR security, in particular, will create the escrow rights “envelope” by debiting the SPAR position with the broker and crediting the tendered SPAR(s) to the rights envelope account. Because the SPARs have been elected and transferred to the “envelope” account, they are held in such account pending further instructions from the issuer and cannot be traded.3

During the SPAR Holder Election Period, unelected SPARs will continue trading (or reside in a holder’s brokerage account) until two days before the end of the SPAR Holder Election Period. The Company will issue a press release in advance to disclose the last day of trading and end of the SPAR Holder Election Period.

Temporary Chill on the Rights CUSIP during the Closing Period

Following the SPAR Holder Election Period, the Company will have up to 10 business days to determine whether all closing conditions (including any financing closing condition) have been satisfied and to proceed with the closing of the business combination. During this period, the Company will instruct DTC to temporarily chill the SPAR CUSIP, such that all SPARs will either be elected (and thus held in the “envelope” at DTC) or unelected (and thus not tradeable on the chilled SPAR CUSIP) while the Company decides whether or not to proceed with the business combination.

[1]

We note that earlier drafts of the Registration Statement included different and more complicated scenarios – for example, the earlier drafts provided that if a given business combination did not close at the end of the Closing Period, the SPARs were returned and once again become non-transferable while the Company searched for a different business combination target. That concept was deleted in a subsequent draft of the Registration Statement, such that now the only relevant periods for analysis are the SPAR Holder Election Period and the Closing Period.

[2]	These funds will held by Continental in a custodial account for the benefit of the tendering SPAR holder pending closing of the business combination as described in the Registration Statement.
[3]

We recognize that the Registration Statement previously contained imprecise language on this point, stating that “Once an election has been submitted with respect to a SPAR, such SPAR will be restricted from trading.” The use of the term “restricted” in particular, to the extent it suggests a special designation, is imprecise and has been subsequently revised. Like any right that is tendered in a rights offering with a minimum contingent condition, the right when tendered with payment will be transferred to the DTC “envelope” account as described; we have accordingly revised the description thereof in the Registration Statement to more accurately reflect the use of the PSOP System as described herein.

If during the SPAR Holder Election Period or the Closing Period the Company makes a “Materially Adverse Amendment” to the Definitive Agreement for the business combination or other material amendment to our charter or SPAR rights agreement that would have a materially adverse impact on the SPAR holders, the Company would disclose that change in a filing with the SEC, revoke the elections of all elected SPARs held in the envelope at DTC (which SPARs would be returned to the tendering DTC participant/beneficial owner), and instruct Continental to promptly return all funds submitted by holders.4 The Company would then instruct DTC to remove the chill on the rights CUSIP and all SPARs (both those that had been elected but which election had been revoked by the Company on account of the Materially Adverse Amendment, and those that were never elected) would then be located in the beneficial owners’ brokerage accounts. A new SPAR Holder Election Period of 20 business days would then recommence using the PSOP platform, SPARs would trade on the OTCQX, and SPAR holders could resubmit their SPARs elections during the new SPAR Holder Election Period.

If we abandon the business combination during the Closing Period, or are unable to consummate a business combination by the Closing Deadline, we will promptly return the funds held in the custodial account, the SPARs will expire worthless, and we will liquidate the company. If we consummate the business combination, we will issue common stock in the surviving corporation of the business combination in respect of all SPARs that were elected to be exercised in accordance with the terms of the SPARs, and any SPARs that were not elected to be exercised will expire worthless.

Revisions to the Disclosure in the Form S-1 Registration Statement

We have revised our disclosures in Amendment No. 8 to the Registration Statement filed April 25, 2023 to reflect the foregoing at pages 35-36 and 138.

[4]

“Materially Adverse Amendment” means any amendment to our Charter or the Definitive Agreement, or any proposed amendment to the SPAR Rights Agreement, that in the good-faith, reasonable judgment of our independent directors, would have a materially adverse impact on SPAR holders.

Securities and Exchange Commission

April 27, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact Stephen Fraidin at (212) 504-6600 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

Gregory P. Patti, Jr.

Via-E-mail:

cc:	William A. Ackman, Chairman, Chief Executive Officer, and Director of Pershing Square SPARC Holdings, Ltd./DE

Michael Gonnella, Chief Financial Officer of Pershing Square SPARC Holdings, Ltd./DE

Steve Milankov, General Counsel and Corporate Secretary of Pershing Square SPARC Holdings, Ltd./DE

Stephen Fraidin, Partner at Cadwalader, Wickersham & Taft LLP

Erica Hogan, Partner at Cadwalader, Wickersham & Taft LLP